UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             SCHEDULE 13D AMENDMENT



                    Under the Securities Exchange Act of 1934


                            Houston Operating Company
                   ------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    442287108
                   ------------------------------------------
                                 (CUSIP Number)

J.R. Nelson, 11145 W. Rockland Drive, Littleton, CO 80127   (720) 981-0523
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 9, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         442287108
                  ---------

1     Name of Reporting Person

      J.R. Nelson

2     Check the Appropriate Box if a Member of a Group     a [ ]     b [ ]

      N/A

3     SEC USE ONLY



4     Source of Funds

      PF

5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)    [ ]


6     Citizenship or Place of Organization

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7     Sole Voting Power:            7,000,000


8     Shared Voting Power:          --00--


9     Sole Dispositive Power:       7,000,000


10     Shared Dispositive Power:    --00--


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11     Aggregate Amount Beneficially Owned by Each Reporting Person:   7,000,000


12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13     Percent of Class Represented by Amount in Row (11):  89.7%


14     Type of Reporting Person:      IN

Item 1:     SECURITY AND ISSUER


     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Houston Operating Company (hereinafter the "Company"), whose principal place of business is located at 11145 W. Rockland Drive, Littleton, Colorado 80127.



Item 2:     IDENTITY AND BACKGROUND

     a.     Name: J.R. Nelson ("Nelson").


     b.     Address: 11145 W. Rockland Drive, Littleton, CO  80127


     c. Occupation: Mr. Nelson was appointed as President, Chairman and a Director of Houston Operating Company as of August 28, 2000. Mr. Nelson received a B.A. Degree in Communications with an English minor and additional courses in Psychology. Until 1983, Mr. Nelson was an officer and director of J.R. Nelson and Associates, Inc., a technical recruiting company with over 250 employees that he co-founded in 1971. After selling his ownership in1983, he has since been self-employed as a business consultant. Mr. Nelson is an executive officer and director of Azonic Corporation, a blank check company.

     d. & e. Sanctions: During the last 5 years, Nelson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Nelson, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

     f.     Citizenship:  United States of America


Item 3:     SOURCE OF FUNDS OR OTHER CONSIDERATION

    Personal Funds


Item 4:     PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Nelson for the purpose of investment. Mr. Nelson has plans to seek acquisition or merger of the company which would relate to or would result in, any of the following:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company. The Reporting Person may acquire additional shares of stock;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, in his capacity as a director of the Company, the Reporting Person may review and, where appropriate, approve transactions such as a merger which may have the effect of changing control of the Company;

     c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     d. A change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. A material change in the present capitalization or dividend policy of the Company;

     f. Other material changes in the Company's business or corporate structure unknown at this time;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;

     h. However, there are no plans for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. There are no plans for a class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.     Any action similar to any of those enumerated above.


Item 5:     INTEREST IN SECURITIES OF THE ISSUER


     a. As of April 9, 2001, Nelson is deemed to beneficially own 7,000,000 shares of Common Stock of the Company, representing 89.7% of the issued and outstanding Common Stock.

     b. Nelson has the sole power to vote and has sole dispositive right with regard to the 7,000,000 shares of Common Stock.

     c. On April 9, 2001, J.R. Nelson purchased 2,000,000 shares of stock in the Company from W. Richard Morrell.

     d.     Not applicable.

     e.     Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.


Item 7:     MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.




       /s/ J.R. Nelson                          Date: 6/5/01
       --------------------------                    -------
           J.R. Nelson